                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 1997

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from _____ to _____


Commission file number 0-20421


                            TCI 401(K) STOCK PLAN
                     (formerly, TELE-COMMUNICATIONS, INC.
                         EMPLOYEE STOCK PURCHASE PLAN)
                         -----------------------------
                           (Full title of the Plan)



                           TELE-COMMUNICATIONS, INC.
             ----------------------------------------------------
             (Issuer of the securities held pursuant to the Plan)



                               5619 DTC Parkway
                          Englewood, Colorado  80111
                  -------------------------------------------
                  (Address of its principal executive office)

REQUIRED INFORMATION
--------------------

     Financial Statements:                            Page No.
     --------------------                             --------
       Independent Auditors' Report                       1

       Statements of Net Assets Available
         for Participant Benefits,
         December 31, 1997 and 1996                       2

       Statements of Changes in Net Assets
         Available for Participant Benefits,
         Years ended December 31, 1997, 1996 and 1995     3

       Notes to Financial Statements,
         December 31, 1997, 1996 and 1995                 4

       Schedule 1 - Item 27a - Schedule of Assets
         Held for Investment Purposes                    10

       Schedule 2 - Item 27d - Schedule of Reportable
         Transactions                                    11

     Exhibit -
     -------

       23-Consent of KPMG Peat Marwick LLP




SIGNATURE
---------



     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       TCI 401(K) STOCK PLAN
                                        (formerly, TELE-COMMUNICATIONS, INC.
                                        EMPLOYEE STOCK PURCHASE PLAN)
                                                (Name of Plan)



                                       By  /s/ Gary K. Bracken
                                         --------------------------------
                                           Gary K. Bracken
                                           Plan Administrator
                                             and Member of Plan Committee


June 29, 1998

                         Independent Auditors' Report
                         ----------------------------


The Plan Committee
TCI 401(K) Stock Plan
 (formerly, Tele-Communications, Inc.
 Employee Stock Purchase Plan):


We have audited the accompanying statements of net assets available for participant benefits of the TCI 401(K) Stock Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the TCI 401(K) Stock Plan as of December 31, 1997 and 1996, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         KPMG Peat Marwick LLP


Denver, Colorado
June 17, 1998

                            TCI 401(K) STOCK PLAN

                      Statements of Net Assets Available
                           for Participant Benefits

                          December 31, 1997 and 1996

Assets                                                             1997               1996
------                                                         ------------       ------------
                                                                     amounts in thousands
Cash and cash equivalents                                       $       128                199

Investments in Tele-Communications, Inc. ("TCI") common stock (note 2):

    Series A TCI Group Common Stock (9,398,000
      and 12,808,000 shares, with a cost of
      $145,574,000 and $184,500,000 at
      December 31, 1997 and 1996, respectively)                     262,553            167,315

   Series A Liberty Media Group Common Stock
     (6,325,000 and 6,437,000 shares, with a
     cost of $70,947,000 and $60,105,000 at
     December 31, 1997 and 1996, respectively)                      152,866             81,722


   Series A TCI Ventures Group Common Stock
     (8,226,000 shares with a cost of
     $62,223,000 at December 31, 1997)                              116,454                 --
                                                               ------------       ------------
                                                                    531,873            249,037

Investment in TCI Satellite Entertainment, Inc.
  ("TSAT") Series A Common Stock (1,032,000 and
  1,273,000 shares, with  a cost of $14,174,000
  and $17,485,000 at December 31, 1997  and
  1996, respectively (note 2)                                         7,095             12,578
                                                               ------------       ------------
                                                                    539,096            261,814

Liabilities
-----------
Net assets available for participant benefits,
  including $6,275,000 of benefits payable to
  participants at December 31, 1996 (note 5)                       $539,096            261,814
                                                               ============       ============

See accompanying notes to financial statements.

                            TCI 401(K) STOCK PLAN

                 Statements of Changes in Net Assets Available
                           for Participant Benefits

                 Years ended December 31, 1997, 1996 and 1995

                                           1997            1996            1995
                                       ------------    ------------    ------------
                                                   amounts in thousands
Contributions:
  Employer                               $   37,262          36,917          27,559
  Employee                                   37,262          36,917          28,190
  Transfers from other plans
    (note 4)                                    100             193             457
                                       ------------    ------------    ------------
                                             74,624          74,027          56,206
                                       ------------    ------------    ------------

Net investment income (loss):
  Net unrealized appreciation
    (depreciation) of securities
    (note 3)                                269,565         (61,563)         46,894

  Realized gain (loss) on securities
    transactions                               (196)             16              49

  Interest income                                29              42              45
                                       ------------    ------------    ------------
                                            269,398         (61,505)         46,988
                                       ------------    ------------    ------------
Total contributions and net
  investment income (loss)                  344,022          12,522         103,194

Forfeitures used to pay plan
  expenses                                     (508)             --              --

Distributions to participants               (66,232)        (28,601)        (11,762)
                                       ------------    ------------    ------------
Increase (decrease) in net assets
  available for participant benefits        277,282         (16,079)         91,432

Net assets available for participant
    benefits:

     Beginning of year                      261,814         277,893         186,461
                                       ------------    ------------    ------------
     End of year                         $  539,096         261,814         277,893
                                       ============    ============    ============

See accompanying notes to financial statements.

                            TCI 401(K) STOCK PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996 and 1995

(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

     Trust Fund Managed by US Bank ("Trustee")
     -----------------------------------------

     Under the terms of a trust agreement between the Trustee and the TCI 401(K) Stock Plan (formerly, the Tele-Communications, Inc. Employee Stock Purchase
     Plan) (the "Plan"), the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in employer securities without regard to any fiduciary requirement to diversify Plan assets. Additionally, the Plan is allowed to invest in non-employer securities.

     Cash and Cash Equivalents
     -------------------------

     The Plan considers investments with initial maturities of three months or less to be cash equivalents, which are recorded at cost which approximates fair value.

     Investments
     -----------

     Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The market values used for the Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("TCI Group Series A Stock"), the Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Liberty Media Group Series A Stock"), the Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("TCI Ventures Group Series A Stock") and the TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("TSAT Series A Stock") were $27.94, $24.17, $14.16 and $6.88 per share, respectively, at December 31, 1997. The market values used for the TCI Group Series A Stock, the Liberty Media Group Series A Stock and the TSAT Series A Stock were $13.06, $12.70 and $9.88 per share at December 31, 1996, respectively. The foregoing prices are the closing market prices of the common stock on those dates. Securities transactions are accounted for on the trade date. Distributions are priced at current market value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

                                                                     (continued)

                            TCI 401(K) STOCK PLAN

                         Notes to Financial Statements

     Income Taxes
     ------------

     The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated November 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Plan Expenses
     -------------

     Any employer contribution amounts forfeited may be used to pay plan expenses. Any additional administrative expenses of the Plan are paid by TCI.

(2)  Description of the Plan
     -----------------------

     As of January 27, 1994, TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") and Liberty Media Corporation ("Liberty") entered into a definitive agreement to combine the two companies (the "TCI/Liberty Merger"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Merger, Old TCI changed its name to TCI Communications, Inc. and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc. Old TCI shareholders received one share of TCI for each of their shares. Liberty common shareholders received 0.975 of a share of TCI for each of their common shares. Each share of Old TCI Class A common stock held by the Plan was converted into one share of TCI Class A common stock.

     On August 3, 1995, the stockholders of TCI authorized the Board of Directors of TCI (the "Board") to issue a new class of stock ("Liberty Group Stock") which is intended to reflect the separate performance of TCI's business which produces and distributes cable television programming services ("Liberty Media Group"). On August 10, 1995, TCI distributed one hundred percent of the equity value attributable to the Liberty Media Group (the "Distribution") to its security holders of record on August 4, 1995. As a result of the Distribution, 3,512,646 shares of Liberty Media Group Series A Stock were distributed to the Plan during 1995. Additionally, the stockholders of TCI approved the redesignation of the previously authorized TCI Class A and B common stock into TCI Group Series A Stock and Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("TCI Group Series B Stock" and together with the TCI Group Series A Stock, "TCI Group Stock"), respectively.

                                                                     (continued)

                            TCI 401(K) STOCK PLAN

                         Notes to Financial Statements

     On December 4, 1996, all of the capital stock of TSAT ("TSAT Common Stock") was distributed to holders of record of TCI Group Stock as of the close of business on November 12, 1996 (the "Record Date"). Stockholders of record of TCI Group Stock on the Record Date received one share of TSAT Common Stock for each ten shares of TCI Group Stock owned of record at the close of business on the Record Date (the "TSAT Distribution"). Fractional shares were not issued. Fractions of one-half or greater of a share were rounded up and fractions of less than one-half of a share were rounded down to the nearest whole number of shares of TSAT Common Stock. As a result of the TSAT Distribution, 1,273,108 shares of TSAT Series A Stock were distributed to the Plan during 1996.

     On August 28, 1997, the stockholders of TCI authorized the Board to issue the TCI Ventures Group Series A Stock and Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "TCI Ventures Group Series B Stock," and together with TCI Ventures Group Series A Stock, the "TCI Ventures Group Stock"). The TCI Ventures Group Stock is intended to reflect the separate performance of the "TCI Ventures Group," which is comprised of TCI's principal international assets and businesses and substantially all of TCI's non-cable and non-programming assets.

     In August 1997, TCI commenced offers (the "Exchange Offers") to exchange shares of TCI Ventures Group Series A Stock and TCI Ventures Group Series B Stock for up to 188,661,300 shares of TCI Group Series A Stock and up to 16,266,400 shares of TCI Group Series B Stock, respectively. The exchange ratio for the Exchange Offers was two shares of the applicable series of TCI Ventures Group Stock for each share of the corresponding series of TCI Group Stock properly tendered up to the indicated maximum numbers. Upon the September 10, 1997 consummation of the Exchange Offers, 188,661,300 shares of TCI Group Series A Stock and 16,266,400 shares of TCI Group Series B Stock were exchanged for 377,322,600 shares of TCI Ventures Group Series A Stock and 32,532,800 shares of TCI Ventures Group Series B Stock.

                                                                     (continued)

                            TCI 401(K) STOCK PLAN

                         Notes to Financial Statements


     Effective February 6, 1998, TCI issued stock dividends to holders of Liberty Group Stock (the "1998 Liberty Stock Dividend") and TCI Ventures Group Stock (the "Ventures Stock Dividend".) The 1998 Liberty Stock Dividend consisted of one share of Liberty Group Stock for every two shares of Liberty Group Stock owned. The Ventures Stock Dividend consisted of one share of TCI Ventures Group Stock for every one share of TCI Ventures Group Stock owned. The 1998 Liberty Stock Dividend and the Ventures Stock Dividend have been treated as stock splits, and accordingly, all share and per share amounts have been retroactively restated to reflect the 1998 Liberty Stock Dividend and the Ventures Stock Dividend.

     In 1998, TSAT was a party to a restructuring agreement, asset transfer agreement, merger agreement and other agreements resulting in the formation of a new, independent corporation. Subsequent to these transactions, the Plan continues to hold shares of TSAT Series A Stock for investment but no longer purchases new shares of TSAT Series A Stock.

     The Plan is a defined contribution plan sponsored by TCI. The Plan enables participating employees to acquire a proprietary interest in TCI and to receive benefits upon retirement. In addition, the Plan includes a salary deferral feature with respect to employee contributions. At December 31, 1997, there were approximately 21,000 participants in the Plan and approximately 29,000 employees who had one or more years of service and met all other eligibility requirements who were eligible to participate. Under the terms of the Plan, employees are eligible for participation after one year of service (if at least 18 years old and work a minimum of 1,000 hours per year) and the normal retirement age is 65 years. Participants may contribute up to 10% of their compensation, as defined, to the Plan. TCI (by annual resolution of the Board) may contribute up to 100% of the participant contributions. Forfeitures (due to participants' withdrawal prior to full vesting) may be applied to reduce TCI's otherwise determined contributions or offset the expenses of maintaining the Plan. Such forfeitures amounted to $3,485,000, $722,000 and $631,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Participant contributions are always fully vested. Generally, participants acquire a vested right in TCI contributions as follows:

                                   Vesting
         Years of service        percentage
         ----------------        ----------

          Less than 1                  0%
             1-2                      20%
             2-3                      30%
             3-4                      45%
             4-5                      60%
             5-6                      80%
          6 or more                  100%

                                                                     (continued)

                            TCI 401(K) STOCK PLAN

                         Notes to Financial Statements


     Although TCI has not expressed an intent to terminate the Plan, it may do so at any time. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

(3)  Change in Unrealized Appreciation (Depreciation)
     ------------------------------------------------

     Unrealized appreciation (depreciation) of investments held for the years ended December 31, 1997, 1996 and 1995, is calculated as follows:

                                                       1997               1996                1995
                                                ------------------  -----------------  ------------------
                                                                  amounts in thousands
              End of year                               $  246,050               (475)             71,387
              Change in unrealized
                appreciation of
                distributions                               23,040             10,299               3,602
              Less beginning of year                           475            (71,387)            (28,095)
                                                ------------------  -----------------  ------------------
              Net unrealized appreciation
                (depreciation) of
                investments                             $  269,565            (61,563)             46,894
                                                ==================  =================  ==================

(4)  Transfers from Other Plans
     --------------------------

     TCI has certain subsidiaries that maintain separate retirement savings plans. Participants in a subsidiary plan may elect, on a quarterly basis, to transfer their entire account balance to the Plan. During 1997, 1996 and 1995, transfers to the Plan from such subsidiary plans aggregated $100,000, $193,000 and $457,000, respectively.

(5)  Reconciliation to Form 5500
     ---------------------------

     The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1997 and 1996:

                                                  1997            1996
                                               ----------      ----------
                                                  amounts in thousands
        Net Assets Available for Participant
          Benefits - financial statements      $  539,096         261,814

        Benefits payable to participants               --          (6,275)
                                               ----------      ----------

        Net Assets Available for Participant
          Benefits - Form 5500                 $  539,096         255,539
                                               ==========      ==========

                                                               (continued)

                            TCI 401(K) STOCK PLAN

                         Notes to Financial Statements


     The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1997:



                                                        (amounts in thousands)
           Distributions to participants -
             financial statements                              $   66,232

           Reversal of prior year benefits
             payable to participants                               (6,275)
                                                               ----------
           Distributions to participants -
             Form 5500                                         $   59,957
                                                               ==========

(6)  Subsequent Event - Plan Changes
     -------------------------------

     Effective January 1, 1998, the Plan was amended, and is now called the TCI 401(k) Stock Plan. As amended, employees who are at least 18 years of age and have worked at least three consecutive months of service are eligible to participate in the Plan. As of the amendment date, the Plan has nine investment options including six mutual funds and three TCI stock funds: a Stable Value Fund, a Balanced Fund, a Core Equity Fund, an International Equity Fund, a Growth Equity Fund, a Small Cap Equity Fund, a TCI Group Common Stock Fund, a Liberty Media Group Common Stock Fund, and a TCI Ventures Group Common Stock Fund. As amended, Plan participants may change investment options and contribution percentages on a daily basis. Distributions are processed on a monthly basis and other withdrawals are processed twice a month. Additionally, participants acquire a vested right in employer match contributions as follows:

                                                          Vesting
                Years of service                        percentage
                ----------------                        ----------
                Less than 1                                   0%
                1 year                                       33%
                2 years                                      66%
                3 years                                     100%

     The Plan has not yet applied for a new determination letter from the IRS for the amended plan, but expects to maintain its qualified status.

     The Plan suspended the processing of transactions, including benefit payments and distributions, during a December 1997 blackout period to allow adequate time for the conversion of the record keeping system to the "daily" methodology used by the amended Plan. As a result, there were no benefits payable to Plan participants at December 31, 1997 as all such withdrawals and distributions were paid prior to the blackout period.

                                                                      Schedule 1
                                                                      ----------


                            TCI 401(K) STOCK PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

                            (amounts in thousands)


 (a)*           (b)                             (c)                       (d)          (e)
             Identity of             Description of investment                       Current
               issuer                   including par value              Cost         value
-------      -----------             -------------------------         --------     ---------
       Tele-Communications, Inc.     Series A TCI Group Common
                                     Stock, par value $1.00 per share  $145,574       262,553


       Tele-Communications, Inc.     Series A Liberty Media Group
                                     Common Stock, par value $1.00
                                     per share                         $ 70,947       152,866

       Tele-Communications, Inc.     Series A TCI Ventures Group
                                     Common Stock, par value $1.00
                                     per share                         $ 62,223       116,454


       TCI Satellite                 Series A TSAT Common Stock,
         Entertainment, Inc.         par value $1.00 per share         $ 14,174         7,095

* None of the issuers represent parties in interest to the Plan.


See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------


                            TCI 401(K) STOCK PLAN

                Item 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1997

                            (amounts in thousands)

         (a)                (b)          (c)         (d)            (e)            (f)          (g)         (h)               (i)
                                                                                   Expense              Current value
  Identity of party  Description of  Purchase                                 incurred with   Cost of   of asset on        Net gain
      involved           asset        price    Selling price   Lease rental    transaction     asset    transaction date   or (loss)

  -----------------  --------------  --------  --------------  -------------  --------------  --------  ----------------   ---------

Aim Short-Term       Prime Money
Investment Co.       Market fund      $58,669               --            --              --    58,669            58,669          --


Aim Short-Term       Prime Money
Investment Co.       Market Fund      $    --           58,864            --              --    58,864            58,864          --


Tele-Communications, Series A TCI
Inc.                 Group Common
                     Stock            $45,338               --            --              --    45,338            45,338          --


Tele-Communications, Series A TCI
                     Group Common
                     Stock            $    --              493            --              --       299                --         194


Tele-Communications, Series A Liberty
Inc.                 Media Group
                     Common Stock     $16,871               --            --              --    16,871            16,871          --


Tele-Communications, Series A
                     Liberty Media
                     Group Common
                     Stock            $    --              135            --              --        46                --          89

See accompanying independent auditors' report.

                                 EXHIBIT INDEX
                                 -------------



Shown below is the exhibit which is filed as a part of this Report -

      23-Consent of KPMG Peat Marwick LLP